Exhibit 1

Media release
3 February 2003

Mayne announces divestment of six hospitals and associated
writedown, and other significant items

Mayne Group Limited has reached an agreement with Healthscope Limited for the sale of six hospitals. The hospitals are Hobart Private, St Helen’s Private, Mersey Community Hospital, National Capital Private, Geelong Private and Mosman Private.

The sale is a result of a review of the hospitals portfolio announced by the company at its Annual General Meeting in November. The combined sale price for the hospitals is $27.5 million.

These hospitals have consistently made a negative EBITDA impact.

Mayne Group Managing Director and Chief Executive Officer, Stuart James, said the sale would enhance the performance of the hospitals division in the future.

“At Mayne these hospitals had considerable structural constraints to performing and they would have required a disproportionate share of management time to cover their cost of capital,” Mr James said.

“The turnaround strategy implemented by the hospitals division is showing positive signs, and we believe that management time would be best spent on our hospitals that are responding to that strategy.”

The agreement is conditional on licence transfers and agreement from government authorities with responsibility for assigning leases and transfer of operating agreements.

All hospitals will be sold as going concerns and the transaction is expected to be finalised in the next two to three months.

It is expected that the sale of these six hospitals will result in a net after tax asset writedown of approximately $23 million.  In addition, an asset review across the remaining hospital portfolio indicates that an additional net after tax writedown of approximately $53 million will be made in the half-year result for the six months ended 31 December 2002.

The half-year result, which is still in the process of finalisation, is expected to also include the following other unaudited significant items:

•

the net profit after tax and transaction costs arising from the sale of the logistics business of approximately $22 million.  The net profit from the transaction is after writing off logistics related IT assets of approximately $8 million.  The earnings contribution from the logistics business will be treated as discontinued earnings in the half-year result;

•

in consumer, the cessation of the international consumer sunscreens business has led to a writedown of approximately $13 million after tax which will be offset in part by a $1 million net profit after tax arising from the sale of the consumer soaps business.  The earnings contribution from these businesses will also be treated as discontinued earnings;

•	an after tax writedown of group IT assets relating to SAP software of approximately $17 million, largely as a result of the return to a less centralised group structure; and

•

additional costs of approximately $7 million after tax associated with this return to a less centralised group structure.  These costs relate primarily to the Hospitals business and include Hospitals head office redundancy costs, the termination of the national hospitals food services contract and the termination of the centralised procurement process.

These significant items, which total approximately $90 million after tax, result from the strategic changes which Mayne has undertaken in the past six months to sharpen focus on its core businesses in hospitals, health services and pharmaceuticals with a less centralised management approach.  It should be emphasised that these numbers are preliminary and unaudited.

Mayne is also in advanced negotiations to sell Sunbury Private Hospital as a going concern to another party, and these negotiations are expected to be finalised in the next month.

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